Exhibit 16.2

GHP Horwath, P.C. Member Crowe Horwath International 1670 Broadway, Suite 3000 Denver, CO 80202 +1.303.831.5000 Tel +1.303.831.5032 Fax www.ghphorwath.com

January 2, 2015

The Audit Committee

Keyuan Petrochemcals, Inc.

Qingshi Industrial Park

Ningbo Economic & Technological Development Zone

Ningbo, Zhejiang Province

P.R. China 315803

Dear Members of the Audit Committee:

In connection with our audit of the consolidated financial statements of Keyuan Petrochemicals, Inc. for the year ended December 31, 2013, we identified, in our letter dated May 21, 2014, deficiencies in internal controls that we consider to be material weaknesses and significant deficiencies. Certain of these material weaknesses and significant deficiencies were also identified in connection with prior years' audits. Also in that letter, and in our conversations throughout 2014, we recommended that the Audit Committee, the Board of Directors and management "make changes to significantly improve the control environment". To date, management has not demonstrated to us that changes have been made, or that a plan for changes has been developed or implemented.

As a result of the failure to make changes, or develop and implement a plan to make changes, that significantly improved internal control, we find it necessary to decline to stand for re-appointment as the Company's independent registered public accounting firm effective as of the date of this letter.

Very truly yours,

GHP HORWATH, P.C.

cc:	Mr. Chunfeng Tao, Chief Executive Office & Chairman
Mr. Lou Taubman, Hunter Taubman Weiss, LLP
Ms. Arila Zhou, Hunter Taubman Weiss, LLP

GHP Horwath, P.C. is a member firm of Crowe Horwath International, a Swiss verein (Crowe Horwath). Each member firm of Crowe Horwath is a separate and independent legal entity. GHP Horwath, P.C. and its affiliates are not responsible or liable for any acts or omissions of Crowe Horwath or any other member of Crowe Horwath and specifically disclaim any and all responsibility or liability for acts or omissions of Crowe Horwath or any other Crowe Horwath member.